UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Fitch Ratings (Fitch) has announced the modification of BBVA´s senior preferred debt long term rating to A- with stable outlook from A with Rating Watch Negative. This rating change has been driven by the modification of BBVA’s long term Issuer Default Rating to BBB+ with stable outlook from A- with Rating Watch Negative.

Additionally, Fitch has also modified the ratings of the following BBVA products:

•	Long term senior non preferred debt: BBB+ from A-.

•	AT1 debt: BB from BB+.

•	Subordinated debt lower Tier 2: BBB- from BBB; and subordinated debt upper Tier 2: BB+ from BBB-.

•	Long term deposits rating: A- from A; and short term deposits rating: F2 from F1.

•	Legacy preferred debt: BB- from BB.

•	Short term senior preferred debt: F2 from F1.

•	Derivative counterparty rating: A-(dcr) from A (dcr) .

Madrid, June 22nd 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 22, 2020	By:	/s/ Gloria Couceiro Justo
Name: Gloria Couceiro Justo
Title: Investor Relations Manager